UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN (the “Plan”)

520 Madison Avenue

New York, New York 10022

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEUCADIA NATIONAL CORPORATION

520 Madison Avenue

New York, New York 10022

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements and Supplemental Schedule (With Reports of Independent Registered Public Accounting Firms Thereon)

(b)	Exhibit 1 – Consent of Independent Registered Public Accounting Firm

(c)	Exhibit 2 – Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

	By:	Administrative Committee

Date: May 28, 2014		By:	/s/ Roland T. Kelly
Roland T. Kelly
Authorized Person

JEFFERIES GROUP, INC.

EMPLOYEES’ PROFIT SHARING PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Jefferies Group, Inc. Employees’ Profit Sharing Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Jefferies Group, Inc. Employees’ Profit Sharing Plan (the “Plan”) at November 30, 2013, and the changes in net assets available for benefits for the year ended November 30, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of November 30, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York

May 28, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of

Jefferies Group, Inc. Employees’ Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of Jefferies Group, Inc. Employees’ Profit Sharing Plan (the “Plan”) as of November 30, 2012. The financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York

May 24, 2013

JEFFERIES GROUP, INC.

EMPLOYEES’ PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

As of November 30, 2013 and 2012

	2013	2012
ASSETS:
Participant-directed investments, at fair value:
Cash equivalents	$775,563	$609,127
Common stocks	30,274,098	23,413,041
Mutual funds	286,905,329	222,705,056

Total investments	317,954,990	246,727,224

Non-interest bearing cash	5,033	3,532

Receivables:
Notes receivable from participants	4,479,539	4,683,671

Total assets	322,439,562	251,414,427

LIABILITIES:
Accrued expenses	—	2,231

Total liabilities	—	2,231

NET ASSETS AVAILABLE FOR BENEFITS	$322,439,562	$251,412,196

See accompanying notes to financial statements.

JEFFERIES GROUP, INC.

EMPLOYEES’ PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended November 30, 2013

ADDITIONS:
Contributions:
Participant contributions	$28,770,184
Participant rollover contributions	4,368,348
Employer matching contributions	6,126,234

Total contributions	39,264,767

Transfers in	289,112

Investment income:
Net appreciation in fair value of investments	49,173,609
Interest and dividends	11,575,925

Total investment income	60,749,534

Interest income on notes receivable from participants	186,227

Total additions	100,489,639

DEDUCTIONS:
Benefits paid to participants	29,377,618
Administrative expenses	84,655

Total deductions	29,462,273

Net increase	71,027,366

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	251,412,196

End of year	$322,439,562

See accompanying notes to financial statements.

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2013 AND 2012 AND FOR THE YEAR ENDED NOVEMBER 30, 2013

1.	DESCRIPTION OF THE PLAN

The following description of the Jefferies Group, Inc. Employees’ Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan sponsored by Jefferies Group, Inc. and subsidiaries (the “Company”) covering all U.S. based employees of the Company and employees who have U.S. source income who have completed three full months of service. The Plan’s Administrative Committee controls and manages the operation and administration of the Plan. Fidelity Management Trust Company serves as the trustee of the Plan (the “Trustee”). The Plan became effective in December 1964 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On March 1, 2013, Jefferies Group, Inc. was converted into a limited liability company and renamed Jefferies Group LLC. In addition, Jefferies Group LLC, through a series of merger transactions, became a wholly owned subsidiary of Leucadia National Corporation (“Leucadia”). The outstanding shares of Jefferies Group, Inc. were converted into 0.81 shares of Leucadia common stock (the “Exchange Ratio”). In connection with the business combination, the Plan document was amended to name Jefferies Group LLC as sponsor of the Plan. Additionally, as a result of such business combination, the stock invested in by the Plan was converted from Jefferies Group, Inc. common stock to common stock of Leucadia.

On July 1, 2011, the Company acquired the Global Commodities Group from Prudential Financial, Inc. (“Prudential”). The Company granted past service years with Prudential for eligibility and vesting in the Plan. Participants who elected to do so were allowed to process a direct rollover distribution into the Plan and maintain loans that were taken from Prudential.

Contributions – Each year, eligible participants may voluntarily make pretax and/or after-tax Roth contributions up to 15% of a participant’s annual compensation or a flat dollar amount, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants may also make voluntary after-tax contributions up to $25,000 (increased from $20,000 as of December 1, 2011) to the Plan. Participants who have attained age 50 may make pre-tax and/or Roth catch-up contributions which are not matched by the Company.

Participants may also direct distributions from other qualified defined benefit plans, defined contribution plans, or Individual Retirement Accounts (“IRAs”) that held contributions under a previous employer’s tax-qualified plan or contributory IRAs to the Plan. The Plan provides for a fixed matching contribution by the Company for each dollar contributed by the employee on a pretax and after-tax Roth basis. In fiscal 2013 the rate of match was 25%. The Plan also enables employees to share in the profits of the Company by means of the Company’s discretionary contributions that can only be made out of profits and are allocated to participants on the basis of their compensation, as defined in the Plan. Additional discretionary matching contributions are allocated to participant accounts based on the level of employee contributions made to the Plan. Contributions are subject to certain limitations. The Company did not authorize a discretionary contribution during 2013.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of the Company’s discretionary contributions and Plan earnings, and charged with withdrawals, an allocation of Plan losses and an allocation of administrative expenses, if not paid from the forfeiture account. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2013 AND 2012 AND FOR THE YEAR ENDED NOVEMBER 30, 2013

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. At November 30, 2013, as investment options for participants, the Plan currently offers 1 equity investment, 30 mutual funds, including 2 money market funds, and a self-directed brokerage account (“BrokerageLink Account”) (that primarily invests in interest-bearing cash accounts and income-oriented and growth-oriented mutual funds). Through March 1, 2013, the equity investment was in the Jefferies Company Stock Fund, which held the common stock of Jefferies Group, Inc. As a result of the merger, on March 1, 2013, each share of common stock of Jefferies Group, Inc. held by the Jefferies Company Stock Fund was converted into 0.81 shares of common stock of Leucadia. Effective February 5, 2011, the Investment Technology Group, Inc. (“ITG”) stock was discontinued as an investment option for participants. However, participants may continue to hold ITG stock but once sold, additional shares cannot be purchased. The Company maintains no relationship with ITG, and it is not a party-in-interest.

Vesting – Participants are immediately fully vested in their own contributions and the earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service as follows:

Years of vesting service	Vested percentage

Fewer than two years	—%
Two years	33
Three years	67
Four years	100

Notes Receivable from Participants – Participants may borrow from their fund accounts up to a maximum equal to the lesser of (1) $50,000 less the highest outstanding loan balance for the participant during the prior 12-month period or (2) 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed. The interest rate remains unchanged for the duration of the loan. The term of the loan may not exceed five years, except for loans for the purchase of a primary residence, in which case the repayment period is over ten years. Principal and interest are paid ratably through semi-monthly payroll deductions. Terminated participants who elect to continue their loan terms may elect to remit payments directly to the trustee.

Payment of Benefits – Upon termination of service for any reason, a participant with an account balance greater than $1,000 may elect to (1) receive a lump-sum distribution in an amount equal to the value of the participant’s vested interest in his or her account, (2) elect a rollover distribution to an eligible retirement plan or eligible individual retirement account in an amount equal to the value of the participant’s vested interest in his or her account, or (3) elect to retain the amount of the vested balance in the Plan until the attainment of age 65. To the extent that a participant’s account is less than $1,000, the Company will distribute the vested interest in the participant’s account to the participant in the form of a lump-sum payment and if invested in Leucadia stock the distribution will be made in the form of whole shares of Leucadia stock or cash. The Plan allows for in-service withdrawals for hardship purposes as defined in the Plan document. The Plan also allows in-service withdrawals to employees to withdraw vested balances starting at age 59 1/2 and for all employees to withdraw their voluntary after-tax and rollover contributions at any time.

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2013 AND 2012 AND FOR THE YEAR ENDED NOVEMBER 30, 2013

Forfeited Accounts – At November 30¸ 2013 and 2012, forfeited non-vested accounts totaled $185,356 and $329,212, respectively. These amounts will be used to reduce employer contributions and pay administrative expenses of the Plan. During the year ended November 30, 2013, employer contributions were reduced by $691,062 and $64,605 was used to pay administrative expenses from forfeited non-vested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for various investment options, including mutual funds, common stock, and a self-directed brokerage account. The equity security investment option consists of the common stock of Leucadia. Investment securities, in general, are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, Plan Management believes it reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect the amount reported in the financial statements.

Concentration of Investments – Investment in Leucadia common stock comprises approximately 9% of the Plan’s investments as of November 30, 2013, and 9% of Jefferies Group, Inc. common stock at November 30, 2012.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Leucadia and ITG common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value, and which is reported by the sponsor. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as appreciation on investments held at year end.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from the income earned on a daily basis and are not separately reflected. Consequently, management fees and operation expenses are reflected as a reduction of the investment return for such investment.

Notes Receivable From Participants – Participant loans are classified as Notes receivable from participants on the Statements of Net Assets available for Benefits and are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2013 AND 2012 AND FOR THE YEAR ENDED NOVEMBER 30, 2013

Administrative Expenses – All reasonable expenses of administering the Plan are either charged to participants and paid out of Plan assets or paid from Plan forfeitures. If the expenses are charged to each participant’s account, they are charged on a pro rata basis based upon account balances of participants.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. There are no amounts allocated to participants who have withdrawn their funds but have not been paid as of November 30, 2013 or 2012.

Transfers In – The Company also maintains an Employee Stock Ownership Plan (“ESOP”). Prior to July 1, 2010, the ESOP had a provision which allowed participants at least 55 years of age who had completed 10 years of service to transfer up to 25% of their ESOP holdings into the Plan. The ESOP was amended, effective July 1, 2010, to allow participants who have completed at least 4 years of service in the ESOP to transfer up to 100% of their ESOP holdings into the Plan. Transfers from the ESOP into the Plan are done through transfers of a money market mutual fund. During the year ended November 30, 2013 $289,112 was transferred from the ESOP to the Plan.

Excess Contributions Payable – The Plan is required to return contributions received during the Plan year in excess of IRC limits.

3.	ACCOUNTING AND REGULATORY DEVELOPMENTS

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) update 2011-04, Fair Value Measurements (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards, which provide clarifying guidance on how to measure fair value and additional disclosure requirements. The amendments prohibit the use of blockage factors at all levels of the fair value hierarchy and provide guidance on measuring financial instruments that are managed on a net portfolio basis. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of the Plan’s valuation processes and additional information about unobservable inputs impacting Level 3 measurements. The guidance was adopted effective December 1, 2012, and had no effect on the Plan’s financial Statements.

4.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a single authoritative definition of fair value, sets a framework for measuring fair value, and requires disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2013 AND 2012 AND FOR THE YEAR ENDED NOVEMBER 30, 2013

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, November 30, 2012 and 2013, there were no transfers between levels.

The techniques used to value the Plan’s investments are as follows:

•	Cash equivalents. Valued at cost which approximates fair value;

•	Common stock. Valued utilizing a market approach wherein Plan management uses the quoted prices in the active market for identical assets;

•	Mutual funds. Valued utilizing a market approach wherein Plan management uses the quoted prices in the active market for identical assets. All of the mutual funds are traded in active markets at their net asset value per share. There are no restrictions as to redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of November 30, 2013 and 2012:

Fair value measurements as of November 30, 2013
	Assets measured at fair value as of November 30, 2013	Quoted prices in active markets identical assets (Level 1)

Common Stocks	$30,274,098	$30,274,098
Mutual Funds:
Domestic Stock Funds	147,394,781	147,394,781
Balanced Funds	52,644,677	52,644,677
Fixed Income Funds	30,091,939	30,091,939
International Stock Funds	24,843,695	24,843,695
Money Market Funds	27,258,440	27,258,440

BrokerageLink Account:
Interest Bearing Cash	775,563	775,563
Precious Metal Funds	78,254	78,254
International Stock Funds	317,201	317,201
Fixed Income Funds	880,778	880,778
Commodity Funds	69,650	69,650
Other Equity Mutual Funds	3,325,914	3,325,914

Total Investment Assets at Fair Value	$317,954,990	$317,954,990

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2013 AND 2012 AND FOR THE YEAR ENDED NOVEMBER 30, 2013

Fair value measurements as of November 30, 2012
	Assets measured at fair value as of November 30, 2012	Quoted prices in active markets for identical assets (Level 1)

Common Stocks	$23,413,041	$23,413,041
Mutual Funds:
Domestic Stock Funds	103,049,779	103,049,779
Balanced Funds	38,309,313	38,309,313
Fixed Income Funds	32,332,911	32,332,911
International Stock Funds	18,174,190	18,174,190
Money Market Funds	26,572,864	26,572,864

BrokerageLink Account:
Interest Bearing Cash	609,127	609,127
Precious Metal Funds	399,154	399,154
International Stock Funds	361,857	361,857
Fixed Income Funds	801,791	801,791
Commodity Funds	157,055	157,055
Other Equity Mutual Funds	2,546,142	2,546,142

Total Investment Assets at Fair Value	$246,727,224	$246,727,224

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2013 AND 2012 AND FOR THE YEAR ENDED NOVEMBER 30, 2013

The Plan did not hold any Level 2 or Level 3 Investments as of November 30, 2013 and 2012. The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits as of November 30, 2013 and 2012:

	2013	2012
Common stock:
Leucadia	$28,797,145	$
Jefferies Group, Inc.			22,663,311
Mutual funds:
Fidelity OTC K Portfolio*	53,874,573		39,984,061
Fidelity International Discovery K *	24,843,695		18,174,190
Fidelity Retirement Money Market Fund*	18,106,255		17,804,764
Fidelity Spartan 500 Index Fund (formerly Spartan U.S. Equity Index Fund)*	48,789,752		34,714,428
PIMCO Total Return Fund**	—		12,929,601

*	Represents a party-in-interest to the Plan.
**	Less than 5% at November 30, 2013

During the year ended November 30, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by investment type, as follows:

Common Stock	$9,084,927
Mutual Funds:
Domestic Stock Funds	30,634,872
Balanced Funds	5,482,278
Fixed Income Funds	(1,137,113)
International Stock Funds	4,616,317
BrokerageLink Account	492,328
Money Market Funds	—

$49,173,609

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by the Trustee and qualify as exempt party-in-interest transactions. Fees paid by the Plan for administrative services were $84,655 for the year ended November 30, 2013.

Fees paid indirectly by the Plan for investment management services are described in the mutual fund prospectus of the designated investment options and are included as a reduction of the return earned on such fund.

As of November 30, 2013 and 2012, the Plan held 1,004,785 shares of Leucadia common stock and 1,336,280 of the Jefferies Group Inc. common stock in the Company Stock Fund, which holds the common stock of the sponsoring employer, with a cost basis of $20,839,114 and $21,854,971, respectively. During the year ended November 30, 2013, the Plan recorded dividend income of $99,760 related to the Jefferies Common Stock Fund and $196,431 related to the Leucadia Common Stock Fund.

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2013 AND 2012 AND FOR THE YEAR ENDED NOVEMBER 30, 2013

During the year ended November 30, 2013, proceeds from sales of shares of Leucadia common stock were $3,812,337 and purchases of shares of Leucadia common stock were $30,266,096.

Realized gains on the sale of Leucadia stock were $708,622 for the year ended November 30, 2013.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions and their accounts would be distributed in accordance with the Plan document.

8.	TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated May 6, 2014 that the Plan, and related trust, were designed in accordance with applicable sections of the IRC. The Plan has been amended since filing for the determination letter on January 31, 2011. However the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes that all Plan years remain open to examination by the IRS.

9.	SUBSEQUENT EVENTS

Subsequent events have been evaluated in connection with the issuance of the Financial Statements, and there are no items requiring adjustment of the Financial Statements or additional disclosures.

* * * * * *

JEFFERIES GROUP, INC.

EMPLOYEES’ PROFIT SHARING PLAN EIN: 95-4719745 PLAN No. 001

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)

November 30, 2013

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost**	(e) Current value

		Cash equivalents:

*	Fidelity Management Trust Company	BrokerageLink Fund		$775,563
*	Leucadia Stock Fund	Stock Purchase Account (0 shares)		1,380

		Non-Interest Bearing Cash		5,033

		Common Stock:

*	Leucadia	Leucadia. (1,004,785 shares)		28,797,145

	ITG, Inc.	ITG, Inc. (75,323 shares)		1,475,574

		Mutual funds:

	Neuberger Berman	NB High Income Bond IS (596,103 shares)		5,734,509
	Loomis Sayles	Loomis Value Y Fund (293,427 shares)		8,092,715

	PIMCO	PIMCO Total Return Fund (1,056,752 shares)		11,497,459
	Harbor Cap	Harbor Cap Apr Inst (4,771 shares)		269,652

	Trust Company of the West	TCW Small Cap Growth I (29,123 shares)		1,090,639
	Templeton Global	TMPL Global Bond (130,740 shares)		1,702,231
	Baron	Baron Small Cap Inst (242,635 shares)		8,244,726

	Victory	Victory SM CO OPP I (40,565 shares)		1,707,802

*	Fidelity Management Trust Company	Fidelity OTC K Portfolio (684,211 shares)		53,874,753
*	Fidelity Management Trust Company	Fidelity International Discovery K (617,388 shares)		24,843,695
*	Fidelity Management Trust Company	Fidelity Low Price K Fund (283,187 shares)		14,063,068
*	Fidelity Management Trust Company	Fidelity Small Capital Stock Fund (493,156 shares)		10,597,926
*	Fidelity Management Trust Company	Fidelity Strategic Income Fund (728,335 shares)		8,033,531
*	Fidelity Management Trust Company	Fidelity High Income Fund (331,657 shares)		3,124,210
*	Fidelity Management Trust Company	Fidelity Freedom K Income Fund (80,424 shares)		963,477
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2000 (14,660 shares)		178,710
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2005 (3,993 shares)		53,263
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2010 (18,776 shares)		260,988
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2015 (100,236 shares)		1,410,317
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2020 (291,699 shares)		4,282,147
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2025 (367,509 shares)		5,604,506
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2030 (512,848 shares)		7,974,791
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2035 (534,210 shares)		8,568,727
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2040 (548,243 shares)		8,843,161

JEFFERIES GROUP, INC.

EMPLOYEES’ PROFIT SHARING PLAN EIN: 95-4719745 PLAN No. 001

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)

November 30, 2013

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost**	(e) Current value

*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2045 (405,302 shares)		6,667,226
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2050 (354,736 shares)		5,860,233
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2055 (50,635 shares)		598,508
*	Fidelity Management Trust Company	Fidelity Retirement Gov’t Money Market (9,152,185 shares)		9,152,185
*	Fidelity Management Trust Company	Fidelity Retirement Money Market (18,106,255 shares)		18,106,255
*	Fidelity Management Trust Company	Fidelity Strategy Real Retirement (148,719 shares)		1,378,623
*	Fidelity Management Trust Company	BrokerageLink Account		4,671,797
*	Fidelity Management Trust Company	Spartan 500 Index Fund (759,728 shares)		48,789,752
*	Fidelity Management Trust Company	Spartan Ext Index Adv (12,479 shares)		663,749

*	Participant loans	Maturities 2014-2023 at interest rates ranging from 3.25% to 8.25%		4,479,539

	Totals			$322,439,563

*	Party-in-interest-investment
**	Cost information not required for participant directed investments and therefore is not included